Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

February 27, 2012

3.	News Release

A news release was issued on February 6, 2012 through PR Newswire announcing the increase in gold resource at the Reward Mine Project. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources reported the results of a newly completed resource estimate for the Reward Gold Project, Nye County, Nevada. Development drilling during 2011 successfully converted zones of Inferred Resources into Measured and Indicated Resources and increased the overall mineral resource for the project.

5.	Full Description of Material Change

Atna reported the results of a newly completed resource estimate for the Reward Gold Project, Nye County, Nevada. Development drilling during 2011 successfully converted zones of Inferred Resources into Measured and Indicated Resources and increased the overall mineral resource for the project. A 29 percent increase in the Measured and Indicated Resource was realized from the work. This should increase the project’s proven and probable reserves as the pits are redesigned. Design engineering has commenced using the new resource model and current cost estimates will be used to estimate a revised proven and probable gold reserve.

Cut-off	2011			2008
0.006 oz/ton Au	Short Tons	Grade oz/ton Au	Contained ounces	Short Tons	Grade oz/ton Au	Contained ounces	Change Percent
Measured	4,692,000	0.023	106,400	2,086,000	0.024	49,100	116.7%
Indicated	13,363,000	0.019	256,200	11,803,000	0.020	232,500	10.2%
M & I	18,055,000	0.020	362,600	13,889,000	0.020	281,600	28.8%
Inferred	4,757,000	0.014	65,600	5,267,000	0.013	69,900	-6.2%

Cut-off	2011			2010
0.21 g/t Au	Metric Tonnes	Grade g/t Au	Contained ounces	Metric Tonnes	Grade g/t Au	Contained ounces	Change Percent
Measured	4,256,500	0.78	106,400	1,892,000	0.81	49,100	116.7%
Indicated	12,123,000	0.66	256,200	10,708,000	0.68	232,500	10.2%
M & I	16,379,000	0.69	362,600	12,600,000	0.70	281,600	28.8%
Inferred	4,315,500	0.47	65,600	4,778,000	0.46	69,900	-6.2%

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.105)

9.	Date of Report February 27, 2012

SCHEDULE A

PRESS RELEASE

Atna Increases Reward Gold Resource

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) is pleased to report the results of a newly completed resource estimate for the Reward Gold Project, Nye County, Nevada. Development drilling during 2011 successfully converted zones of Inferred Resources into Measured and Indicated Resources and increased the overall mineral resource for the project. A 29 percent increase in the Measured and Indicated Resource was realized from the work. This should increase the project’s proven and probable reserves as the pits are redesigned. Design engineering has commenced using the new resource model and current cost estimates will be used to estimate a revised proven and probable gold reserve.

“Our 2011 drilling program at Reward, with only 15 holes drilled, demonstrated that further resource expansion potential exists. Mineralization remains open for expansion both down dip along mineralized beds to the east and along strike to the south. We intend to follow this successful program with a larger drilling program in 2012 to test the full extent of mineralization at Reward”, stated James Hesketh, President and CEO.

Cut-off	2011			2008
0.006 oz/ton Au	Short Tons	Grade oz/ton Au	Contained ounces	Short Tons	Grade oz/ton Au	Contained ounces	Change Percent
Measured	4,692,000	0.023	106,400	2,086,000	0.024	49,100	116.7%
Indicated	13,363,000	0.019	256,200	11,803,000	0.020	232,500	10.2%
M & I	18,055,000	0.020	362,600	13,889,000	0.020	281,600	28.8%
Inferred	4,757,000	0.014	65,600	5,267,000	0.013	69,900	-6.2%

Cut-off	2011			2010
0.21 g/t Au	Metric Tonnes	Grade g/t Au	Contained ounces	Metric Tonnes	Grade g/t Au	Contained ounces	Change Percent

Measured	4,256,500	0.78	106,400	1,892,000	0.81	49,100	116.7%
Indicated	12,123,000	0.66	256,200	10,708,000	0.68	232,500	10.2%
M & I	16,379,000	0.69	362,600	12,600,000	0.70	281,600	28.8%
Inferred	4,315,500	0.47	65,600	4,778,000	0.46	69,900	-6.2%

Note: The numbers in the resource tables above may not precisely add up due to rounding.

Additional cut-off grade summaries are appended to this press release.

The updated resource estimate was completed by Mr. Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer LLC, Lakewood, Colorado and independent consulting engineer. Mr. Sandefur’s work incorporates the 2011 drilling data as well as all other project information utilized in previous resource estimates completed by Mr. Sandefur in 2006-2008 (NI 43-101 Technical Report, dated March 21, 2008 and filed on SEDAR). Mr. Sandefur is an independent consulting engineer and Qualified Person, as defined in NI 43-101 who has reviewed this press release for its accuracy. Additionally, this press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and Qualified Person, as defined in NI 43-101, and has verified the authenticity and validity of the technical information contained within this news release. Data developed in this study will be utilized to establish the project’s new pit design and reserve base which is anticipated to be completed prior to the end of the first quarter 2012.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Reward Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Reward Gold Project, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

2012 Mineral Resources for the Reward Gold Project, Nye County, Nevada

Imperial
cut-off oz/ton Au	Measured			Indicated			Measured & Indicated				Inferred
	Tons	oz/ton Au	ounces	Tons	oz/ton Au	ounces	Tons	oz/ton Au	ounces	Tons	oz/ton Au	ounces
0.000	5,524,000	0.0198	109,400	102,739,000	0.0036	375,000	108,263,000	0.0045	484,300	5,604,000	0.0099	55,400
0.006	4,692,000	0.0227	106,400	13,363,000	0.0192	256,200	18,055,000	0.0201	362,600	4,757,000	0.0138	65,600
0.008	4,281,000	0.0242	103,500	11,815,000	0.0208	245,400	16,096,000	0.0217	348,900	3,358,000	0.0167	56,000
0.010	3,851,000	0.0259	99,600	10,381,000	0.0224	232,600	14,232,000	0.0233	332,100	2,560,000	0.0191	48,800

Metric
cut-off g/t Au	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes	g/t Au	ounces	Tonnes	g/t Au	ounces	Tonnes	g/t Au	ounces	Tonnes	g/t Au	ounces
0.00	5,011,289	0.68	109,300	93,203,253	0.13	375,000	98,214,542	0.15	484,300	5,083,863	0.34	55,400
0.21	4,256,511	0.78	106,400	12,122,710	0.66	256,200	16,379,220	0.69	362,600	4,315,478	0.47	65,600
0.27	3,883,658	0.83	103,500	10,718,388	0.71	245,400	14,602,046	0.74	348,900	3,046,326	0.57	56,000
0.34	3,493,568	0.89	99,600	9,417,485	0.77	232,500	12,911,053	0.80	332,100	2,322,393	0.65	48,800

Note: The numbers in the resource tables above may not precisely add up due to rounding. Atna utilizes the 0.006 oz/ton Au cut-off (0.21 g/t Au) as the base case cut-off grade based upon Atna’s Briggs Mine operating costs.